Exhibit 21.1

Nova LifeStyle, Inc. and subsidiaries as of December 31, 2015

Subsidiary Name	Jurisdiction of Incorporation	Percentage Owned
Diamond Bar Outdoors, Inc.	California, U.S.	100%
Bright Swallow International Group Limited	British Virgin Islands	100%
Nova Furniture Limited	British Virgin Islands	100%
* Nova Furniture Macao Commercial Offshore Ltd.	Macao	100%

*           Indicates subsidiary of a subsidiary.